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                                                             EXHIBIT (9)(5)(vii)


FOR IMMEDIATE RELEASE
June 9, 2000

                    COEUR D'ALENE MINES CORPORATION ANNOUNCES
               EXPIRATION OF CASH TENDER OFFER FOR 6% CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2002

       Coeur d'Alene, Idaho, June 9, 2000 - Coeur d'Alene Mines Corporation (NYSE: CDE) today announced that the cash tender offer for its 6% Convertible Subordinated Debentures due 2002 expired at Noon yesterday as scheduled. The tender offer commenced on May 9, 2000. A total principal amount of $7,001,000 was tendered by Debenture holders and will be purchased by the Company at a price of $720 per $1,000 principal amount.

       Under the terms of the tender offer, Coeur d'Alene Mines Corporation was not obligated to purchase any of the Debentures if less than a minimum of $10 million of principal amount was tendered. The Company elected to waive that condition and will purchase all of the Debentures tendered.

       Coeur d'Alene Mines Corporation is North America's leading low-cost primary silver producer and a significant international producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Chile, Bolivia and Australia.

Contact:    Michael A. Steeves                                 PR00:10
            Director of Investor Relations
            Coeur d'Alene Mines Corporation
           (208)769-8155